ARNALL GOLDEN GREGORY LLP
                                 171 17TH STREET, NW
                                   SUITE 2100
                                ATLANTA, GA 30363


                                                      Direct phone: 404.873.8688
                                                        Direct fax: 404.873.8689
                                                       E-mail: joe.alley@agg.com
                                                                     www.agg.com



                                 August 8, 2006


VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 5212, Mail Stop 0510
100 "F" Street, N.E.
Washington, D.C. 20549-3628

     RE:    PRG-SCHULTZ INTERNATIONAL, INC.
            PRE-EFFECTIVE AMENDMENT NO.2 TO REGISTRATION STATEMENT ON FORM S-1 FILED AUGUST 2, 2006
            FILE NO. 333-134698

Dear Ms. Long:

     On behalf of PRG-Schultz International, Inc. ("PRGS" or the "Company"), we transmit for filing PRGS' responses to the Staff's letter of comment dated August 8, 2006. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all references are to the Amendment No. 3 to the Registration Statement on Form S-1/A filed concurrently herewith. In addition to responding to the Staff's comment, we have revised the prospectus in the Registration Statement to include the coverage ratio information for the six months ended June 30, 2006, and we have updated the interim pro forma financial data to include that period.

1. Please revise your reference to Rule 416 in footnote 3 to the calculation of registration fee table to conform to the rule's language, that is, stock splits, dividends, or similar transactions. As written, the language is too broad as anti-dilution provisions of the convertible notes may encompass transactions not contemplated by the rule.

     RESPONSE:

     We have revised footnote 3 to conform to the language in Rule 416.

     The Company acknowledges that:

                                                                 Ms. Pamela Long
                                                                  August 8, 2006
                                                                          Page 2


     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please review these responses at your earliest convenience and contact me to let me know if they address your concerns. You may contact me at (404) 873-8688. Unless the Staff has an objection, we plan to file a Part II amendment on August 11, 2006, after the conclusion of the PRGS shareholder meeting, to include the final legality opinion substantially in the form we have previously provided to you. At that time we also plan to file a request for acceleration of the Registration Statement, for effectiveness as of 4:00 pm EDT on August 14, 2006. Please let me know as soon as possible if you have any objections to this proposed time table.

     Thank you for your assistance.

                                  Very truly yours,

                                  ARNALL GOLDEN GREGORY LLP


                                  /s/ B. Joseph Alley, Jr.
                                  B. Joseph Alley, Jr.

cc: Edward M. Kelly, Esq., Division of Corporation Finance
    Christopher B. Edwards, Esq., Division of Corporation Finance
    Peter Limeri
    Victor A. Allums, Esq.